Wowjoint Holdings Limited Reports Fourth Quarter & Fiscal Year 2012 Financial Results

•	FY 2012 revenue of $10.1 million

•	Q4 2012 revenue of $6.0 million

•	EPS for FY 2012 was a negative of $0.46 from a positive of $0.15 for FY 2011

•	Gross margins increased by 137 basis points from 27.72% in FY 2011 to 29.09% in FY 2012

BEIJING, June 19, 2013 -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (OTC: BWOWF), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the fourth quarter and full year of 2012.

Full Year Ended December 31, 2012

•	Revenues for the full year ended December 31, 2012 were $10.1 million, compared to $24.4 million reported for 2011.

•	Technical service sales were $0.3 million in FY 2012, a decrease from $1.3 million in FY 2011. Lease income for FY 2012, represented $6.2 million, or 61% of total revenues, a 75% increase from $3.5 million in 2011. The company began generating revenue from its leasing business in 2010 and it is traditionally a higher margin segment.

•	International based revenues accounted for approximately 26% of total sales in 2012.

•	Gross profit for 2012 was $2.9 million, compared to gross profit of $6.8 million in the full year 2011. Gross margin increased to 29.09%, from 27.72% in the same period 2011. The 137 basis points gross margin increase was due to higher lease income and a higher margin product mix.

•	Net loss was $3.9 million, or a negative $0.46 per share based on 8.34 million weighted average shares outstanding for 2012, compared to net income of $1.2 million, or $0.15 per share based on 7.97 million weighted average shares outstanding as of the end 2011.

Operating expenses for 2012 were approximately $7.2 million, compared to $4.7 million in the same period of 2011. Selling expenses were $2.2 million in 2012, compared to $1.2 million in the same period of 2011. General and administrative expenses were $5.1 million and $3.5 million for the 2012 and 2011 periods, respectively. The increase in operating expenses were primarily due to the set-up of a new sales office in Italy, increased sales efforts in international markets, as well as generated corporate expenses.

Fourth-quarter Ended December 31, 2012

•	Revenues for the Company's fourth quarter ended December 31, 2012 were $6.0 million, a 51% increase from $4.0 million in the fourth quarter of 2011.

•	Technical service sales $0.3 million in 2012, compared to $0.1 million in the fourth quarter of 2011.

•	Lease income increased to $4.5 million for the fourth quarter 2012, from $2.7 million in the same period of 2011. This is a higher margin line of business for Wowjoint.

•	Gross profit was $1.64 million compared to $1.59 million for the same period in 2011. Gross margin were 27.1%, a decrease from 39.7% for the same period in 2011.

•	Net loss for the fourth quarter 2012 was $1.6 million, compared to net loss of $0.1 million in same period 2011.

Cost of sales for the three months ended December 31, 2012 was approximately $4.4 million as compared to $2.4 million for the three months ended December 31, 2011. Operating expenses for the three months ended December 31, 2012 were approximately $3.2 million, compared to $1.7 in the same period in 2011. Selling expenses for the three months ended December 31, 2012 totaled $1.3 million compared to $0.3 million in the same period of 2011.

“During 2012, we continued to pursue International expansion and successfully entered new markets in Malaysia and Peru. We also conducted sales trips and attended conferences in the US, South America, India, Asia and others, which enabled us to introduce Wowjoint to various contractors and designers that could become our customers in the future,” commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. “Gross margin has improved for the year due to the increase in our leasing business. Providing leasing and technical services creates a more stable income flow and helps us better serve our customers.”

Balance Sheet as of December 31, 2012

•	Cash and cash equivalents totaled $1.7 million as of December 31, 2012, compared to $4.6 million as of December 31, 2011.

•	Accounts receivable were $8.1 million as of December 31, 2012 as compared to $12.3 million as of December 31, 2011.

•	Inventories amounted to $3.57 million and working capital was a negative $1.52 million as of December 31, 2012.

•	The Company had total stockholders' equity of $18.7 million, with total assets of $41.3 million versus total liabilities of $22.7 million as of December 31, 2012. Leverage was low, with bank debt/equity of only 19.5%.

“We’re pleased that during 2012 we added new products, entered new vertical markets and new international locations. We also continued to grow our sales force internationally and in China. We remain encouraged by the traction that we are achieving in these new markets and believe we will see the results over the next few years,” stated Mr. Yabin Liu, Chairman and CEO of Wowjoint.

Business Updates

Wowjoint continued to diversify its customer base in 2012 by entering new markets and pursuing additional vertical markets. The Company entered into an agreement to provide two Movable Scaffolding Systems ("MSS") for a highway bridge construction project with BBE Solutions Sdn Bhd in Malaysia in March 2012. This is a new type of equipment for Wowjoint. The Company further expanded its product range in construction machinery from providing not only machines for the precast arena, but now also non-prefabricated girder/beam bridge construction. The MSS is equipment has initially been marketed in the Southeast Asian markets and the Company anticipates the demand for the equipment to be significant once the initial machine is deployed. In addition, in May 2012, the Company announced a contract with Titan Peru, S.A.C., for a 50-ton Rubber Tire Gantry to be used in Peru. This was a new market for Wowjoint that is expected to increase sales.

The Company commenced construction of a new R&D and new manufacturing facilities in Zhenjiang City, which is located in Eastern China, northwest of Shanghai, in mid-2012. The new manufacturing facility will cover 2 million square feet of land, including 140,000 square feet of production workshop, 70,000 square feet of office space, shipping field and testing ground. Phase one has been completed and was put into use in early May 2013. The new manufacturing facility will be focused on producing large equipment and providing maintenance services for Wowjoint’s launching gantries, lifting equipment, railway transportation equipment and railway testing equipment. The new R&D center will work with the new manufacturing facility to supply enhanced equipment and services to Wowjoint’s customers and will focus on customers located around the Eastern China Yangtze River Delta area, Southern China and international market customers. Going forward the Company believes the new R&D and manufacturing facilities will be one of its drivers for future growth.

Wowjoint’s focus in 2013 is to develop additional international markets, vertical markets and new products to enhance its sales reach and potential in a broader scope. The Company will continue to provide quality products and engage in strategic partnerships that widen its customer interaction.

Backlog as of the December 31, 2012 was just over $14 million (10 contracts), of which approximately 66% is expected to be recognized in 2013 and the remainder in 2014, although there can be no assurance that this level will be achieved. Wowjoint’s management views backlog as one of many indicators of the performance of its business. Because many variables can cause changes in backlog, and these changes may or may not be of any significance, the Company consequently views backlog as an important, but not necessarily determinative, indicator of future results.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

For additional information contact:

Wowjoint Holdings:
Aubrye Foote, Vice President, Investor Relations
Tel: +1-530-475-2793
Email: aubrye@wowjoint.com

Website: www.wowjoint.com

WOWJOINT HOLDINGS LTD

Consolidated Balance Sheets

(US dollars in thousands)

	December 31,	December 31,
	2012	2011
	(Audited)
ASSETS
Current Assets:
Cash and Cash Equivalents	1,714	4,627
Restricted Cash	973	578
Accounts Receivable, net	8,083	12,308
Other Receivable, net	133	1,656
Note Receivable, net	48	0
Advance to Suppliers	3,567	8,956
Inventories	3,739	3,979
Costs and Estimated Earnings in Excess of Billings	2,250	4,413
Prepaid Expenses - Short Term	0	0
Due from Related Parties	0	76
Total Current Assets	20,506	36,592

Property, Plant and Equipment, net	12,396	9,016
Construction in Progress	5,301	5,573
Intangible Assets, net	3,141	1,067
Other Long Term Asset - Deposit	2	-
Total Assets	41,347	52,249

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short Term Loans	2,539	3,492
Accounts Payable and Accrued Expenses	8,683	14,203
Advances from Customers	3,414	5,314
Taxes Payable	4,602	4,591
Other Payables	1,992	481
Due to Related Parties	316	54
Bank Loan - Short Term	476	476
Total Current Liabilities	22,022	28,610

Bank Loan - Long Term	635	1,111
Total Liabilities	22,657	29,721

Stockholders' Equity:
Common stock	8	8
Additional Paid in Capital	4,755	4,755
Warrants	5,581	5,581
Statutory Surplus Reserve	3,025	3,025
Retained Earnings	3,291	7,149
Accumulated Other Comprehensive Income	2,031	2,010
Total Stockholders' Equity	18,690	22,527

Total Liabilities and Stockholders' Equity	41,347	52,249

WOWJOINT HOLDINGS LTD

Consolidated Statements of Income

(US dollars in thousands, except for EPS and share data)

	Three Months Ended		Fiscal Year Ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
	(Unaudited)		(Audited)
Sales
Machinery Sales	1,268	1,111	3,639	19,599
Technical Service	302	151	301	1,275
Lease Income	4,470	2,749	6,158	3,524
Total Sales	6,040	4,011	10,098	24,398

Cost of Sales	4,405	2,420	7,160	17,636
Gross Profit	1,635	1,591	2,938	6,762

Operating Expenses:
Selling Expenses	1,280	331	2,180	1,160
General and Administrative Expenses	1,939	1,360	5,067	3,544
Total Operating Expenses	3,219	1,691	7,246	4,704

Operating Income (Loss)	(1,584)	(100)	(4,308)	2,058

Other Income (Expenses):
Other Income	117	58	1,006	69
Other Expenses	(21)	(317)	(25)	(264)
Bank Expenses	0	(3)	0	(45)
Interest Income	1	3	3	14
Interest Expense	(56)	(77)	(311)	(299)
Government Income	0	0	4	0
Total Other Income (Loss) & Expense	41	(336)	677	(525)

Earnings Before Tax	(1,543)	(436)	(3,632)	1,533

Income taxes /Deferred Tax Benefit	227	60	226	346

Net Income (Loss)	(1,770)	(376)	(3,858)	1,188

Foreign Currency Translation Gain	226	60	21	917
Comprehensive Income	(1,544)	(316)	(3,837)	2,105

Earnings per share
Basis	(0.20)	(0.05)	(0.46)	0.15
Diluted	(0.20)	(0.05)	(0.46)	0.15

Weighted average number of shares used in computing earnings per share
Basis	8,337,320	7,971,465	8,337,320	7,971,465
Diluted	8,337,320	7,971,465	8,337,320	7,971,465

WOWJOINT HOLDINGS LTD

Statements of Cash Flows

(US dollars in thousands)

	Year Ended
	December 31, 2012	December 31, 2011
	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	(3,858)	1,188
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	996	725
Issuance of Share Based Compensation	0	0
Loss/(Gain) on Disposal of Property, Plant and Equipment	(11)	0
Bad Debt Expenses	371	110
Issuance of Common Shares for Services	0	36
Decrease / (Increase) in Accounts Receivable	3,854	5,486
Decrease / (Increase) in Other Receivable	1,523	(932)
Decrease / (Increase) in Note Receivable	(48)	0
Decrease / (Increase) in Advance to Suppliers	5,389	(5,432)
Decrease / (Increase) in Inventories	240	1,245
Decrease / (Increase) in Cost and Estimated Earnings in Excess of Billings	2,163	(1,723)
Decrease / (Increase) in Prepaid Expenses - Short Term	(0)	0
Increase / (Decrease) in Accounts Payable and Accrued Expenses	(5,520)	6,700
Increase / (Decrease) in Advances from Customer	(1,899)	4,141
Increase / (Decrease) in Unearned Lease Income	0	(748)
Increase / (Decrease) in Taxes Payable	10	(459)
Increase / (Decrease) in Other Payable	1,511	158
Increase / (Decrease) in Billings in Excess of Costs and Estimated Earnings	0	(897)
Increase/ (Decrease) in Deposit	(2)	0
Net cash provided by / (used in) operating activities	4,720	9,597

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property, Plant and Equipment	(4,314)	(8,045)
(Increase) / Decrease in Construction in Progress	272	(4,061)
Purchases of Intangible Asset- Land	(2,125)	0
Prepaid Expense - Long Term Loan	0	101
Net cash provided by / (used in) investing activities	(6,167)	(12,004)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Short Term Loans	(952)	(1,510)
Due from Related Parties	76	6
Due to Related Parties	262	54
Restricted Cash	(395)	344
Proceeds of Short Term Debt	0	3,492
Proceeds of Long Term Debt	(476)	1,587
Net cash provided by / (used in) financing activities	(1,486)	3,973

NET INCREASE (DECREASE) IN CASH	(2,934)	1,565

EFFECT OF CURRENCY TRANSLATION	21	893

CASH, BEGINNING OF PERIOD	4,626	2,168

CASH, END OF PERIOD	1,713	4,626

SUPPLEMENTAL DISCLOSURES:
Interest Received	3	-
Interest paid	311	220
Income tax paid	707	427